SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

  (Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Positioned as a “Category Leader” in Chartis RiskTech QuadrantTM For Anti-Money Laundering Solutions 2013, Dated May 2, 2013

99.2	Press Release: NICE to Showcase Integrated Security Portfolio at IFSEC International, Dated May 9, 2013

99.3	Press Release: NICE Situator Selected by ProRail for Security, Safety and Operations Management Dated May 13, 2013

99.4	Press Release: NICE Introduces Customer Engagement Analytics, the Industry’s First Platform to Combine Interaction Analytics and Transaction Analytics Dated May 22, 2013

99.5	Press Release: NICE Enables Cross-Enterprise Employee Engagement with Release of New WFO Solutions, Dated May 29, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated: June 6, 2013

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: NICE Actimize Positioned as a “Category Leader” in Chartis RiskTech QuadrantTM For Anti-Money Laundering Solutions 2013, Dated May 2, 2013

99.2	Press Release: NICE to Showcase Integrated Security Portfolio at IFSEC International, Dated May 9, 2013

99.3	Press Release: NICE Situator Selected by ProRail for Security, Safety and Operations Management Dated May 13, 2013

99.4	Press Release: NICE Introduces Customer Engagement Analytics, the Industry’s First Platform to Combine Interaction Analytics and Transaction Analytics Dated May 22, 2013

99.5	Press Release: NICE Enables Cross-Enterprise Employee Engagement with Release of New WFO Solutions, Dated May 29, 2013